

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

<u>Via E-Mail</u>
Joseph C. Talley
Chief Financial Officer
Tandy Brands Accessories, Inc.
3631 West Davis, Suite A
Dallas, TX 75211

      Re: Tandy Brands Accessories, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2012
              Filed September 4, 2012
              File No. 000-18927

Dear Mr. Talley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Overview, page 15</u>

1.   Please provide draft disclosure to be included in future filings that discusses in detail the nature of the non-core products and unprofitable SKU's that were discontinued and the effect these products had on revenue, margins and reporting segments in each of the years presented.   Specifically, your discussion should address how the write-off of certain inventories related to these non-core products plus the unprofitable SKU's affected operations and financial results, quantify the aggregate balance of these products that remain in inventory, how long you anticipate it will take to sell through these products and whether or not you anticipate further inventory write-downs.

Liquidity and Capital Resources, page 18

2. We note that in August and November 2012, you obtained a waiver to your credit agreement covenants. Please provide draft disclosure to be included in future filings that addresses the steps you intend to take to avoid future breaches of your covenants, the effect or reasonably likely effect of the breach and the alternative sources of funding to pay off resulting obligations or replace funding. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Notes to Consolidated Financial Statements, page 26

Note 3 – Significant Events, page 29

Fiscal 2012 Facilities Consolidation, page 29

3. We note in the third quarter of fiscal 2012 you incurred $220,000 of costs to consolidate your facilities and reduce operating expenses. We further observe under Item 2 - Properties the existence of three vacant facilities in Yoakum, Texas, one of which was sold as of July 6, 2012. With regard to the facility consolidation and other restructuring activities, please tell us what consideration you have given to providing the disclosures required by ASC 420-10-50. In doing so, please include when you initiated your efforts to consolidate operations and the expected completion date.

Note 5 – Credit Facility, page 30

4. You disclose that your amended credit facility provides you consent to enter into a factoring facility with your second largest customer. You further disclose in your Form 10-Q for the quarter ended September 30, 2012 that you entered a factoring facility during the prior year. Please tell us and disclose the terms of the factoring arrangement, how you are accounting for this arrangement and cite the authoritative guidance that supports your accounting for this arrangement. Further ensure your disclosure appropriately discusses the effect this agreement has had or will have on your liquidity, financial condition and operations. Please also refer us to the periodic filing that includes the agreement as an exhibit or tell us why you have not provided it as a material definitive agreement. See the instructions to Item 601(a) to Regulation S-K.

5. You disclose in your Form 10-Q for the quarter ended September 30, 2012 that accounts receivable was $6.3 million higher at September 30, 2012 because of the large one-time reduction at June 30, 2012 under the factoring facility. Please explain how the factoring arrangement resulted in lower accounts receivable at year end and why trade receivables would be significantly higher three months later.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining